NORTHERN
ABITIBI
MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

RECD S.E.C.
MAR 2 1 2006
1088

SUPPL

March 6, 2005

06011870

United States Securities
& Exchange Commission
Washington, DC 20549
U.S.A

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
<u>News Release Dated March 3, 2006</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

For: BARBARA O'NEILL

PROCESSED
MAR 2 3 2006
THOMSON
FINANCIAL

3/23

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **MARCH 3, 2006**

News Release: **06-02** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

Northern Abitibi options Cold Springs Property in Nevada

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce the optioning of 18 unpatented mining claims called the Cold Springs Property in the Alpine Mining District, Nevada.

The Cold Springs Property contains an epithermal gold-silver prospect considered to have excellent potential to host a million ounce plus gold deposit. The property contains a 2 kilometer long by 1.5 kilometer wide zone of hydrothermal alteration along a range front adjacent to a much larger area of mostly covered pediment. A 500 meter by 500 meter area of strong quartz veining is exposed at the property and is known to contain patchy high-grade gold and silver values. Surface samples of exposed epithermal quartz veins taken by Northern Abitibi personnel have returned precious metal values of up to 22.2 g/t gold and 1230 g/t per silver (1.2 kg/ton).

Both the covered pediment and the exposed altered areas have excellent potential to host high-grade structurally controlled zones of mineralization as well as zones with bulk minable potential. A preliminary surface exploration program will commence in the spring to early summer.

Northern Abitibi's wholly owned Nevada subsidiary NAMCOEX Inc. can earn a 100% interest in the 18 unpatented claims by making staged payments to the arm's length vendor, totaling $155,000 US over 4 years. The initial payment for the current year is $15,000 US. The property vendor will retain a 4.0% Net Smelter Royalty, 2% of which is purchasable at Northern Abitibi's election for $1,500,000 US. Northern Abitibi can also make the 1st-4th year payments at any time after signing in order to earn 100% interest. On each anniversary after the 4th year (or after 100% interest is earned) a minimum of $50,000 advance royalty payment will be made against future production until the NSR comes into effect, at which time the payment will equal the NSR, minus any advanced payments. The acquisition is not subject to a finders fee.

All assay work was performed by Induced Coupled Plasma at ALS-Chemex labs of Vancouver, with gold values determined using standard fire assay methods. The Qualified Person responsible for the surface sampling and field evalulation as well as the preparation of this news release was Dr. Shane Ebert, P.Geo., and President of the Company.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.
SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **MARCH 3, 2006**

News Release: **06-02** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

Northern Abitibi options Cold Springs Property in Nevada

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce the optioning of 18 unpatented mining claims called the Cold Springs Property in the Alpine Mining District, Nevada.

The Cold Springs Property contains an epithermal gold-silver prospect considered to have excellent potential to host a million ounce plus gold deposit. The property contains a 2 kilometer long by 1.5 kilometer wide zone of hydrothermal alteration along a range front adjacent to a much larger area of mostly covered pediment. A 500 meter by 500 meter area of strong quartz veining is exposed at the property and is known to contain patchy high-grade gold and silver values. Surface samples of exposed epithermal quartz veins taken by Northern Abitibi personnel have returned precious metal values of up to 22.2 g/t gold and 1230 g/t per silver (1.2 kg/ton).

Both the covered pediment and the exposed altered areas have excellent potential to host high-grade structurally controlled zones of mineralization as well as zones with bulk minable potential. A preliminary surface exploration program will commence in the spring to early summer.

Northern Abitibi's wholly owned Nevada subsidiary NAMCOEX Inc. can earn a 100% interest in the 18 unpatented claims by making staged payments to the arm's length vendor, totaling $155,000 US over 4 years. The initial payment for the current year is $15,000 US. The property vendor will retain a 4.0% Net Smelter Royalty, 2% of which is purchasable at Northern Abitibi's election for $1,500,000 US. Northern Abitibi can also make the 1st-4th year payments at any time after signing in order to earn 100% interest. On each anniversary after the 4th year (or after 100% interest is earned) a minimum of $50,000 advance royalty payment will be made against future production until the NSR comes into effect, at which time the payment will equal the NSR, minus any advanced payments. The acquisition is not subject to a finders fee.

All assay work was performed by Induced Coupled Plasma at ALS-Chemex labs of Vancouver, with gold values determined using standard fire assay methods. The Qualified Person responsible for the surface sampling and field evaluation as well as the preparation of this news release was Dr. Shane Ebert, P.Geo., and President of the Company.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7

PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

MARCH 3, 2006

News Release: **06-02**

Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

Northern Abitibi options Cold Springs Property in Nevada

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce the optioning of 18 unpatented mining claims called the Cold Springs Property in the Alpine Mining District, Nevada.

The Cold Springs Property contains an epithermal gold-silver prospect considered to have excellent potential to host a million ounce plus gold deposit. The property contains a 2 kilometer long by 1.5 kilometer wide zone of hydrothermal alteration along a range front adjacent to a much larger area of mostly covered pediment. A 500 meter by 500 meter area of strong quartz veining is exposed at the property and is known to contain patchy high-grade gold and silver values. Surface samples of exposed epithermal quartz veins taken by Northern Abitibi personnel have returned precious metal values of up to 22.2 g/t gold and 1230 g/t per silver (1.2 kg/ton).

Both the covered pediment and the exposed altered areas have excellent potential to host high-grade structurally controlled zones of mineralization as well as zones with bulk minable potential. A preliminary surface exploration program will commence in the spring to early summer.

Northern Abitibi's wholly owned Nevada subsidiary NAMCOEX Inc. can earn a 100% interest in the 18 unpatented claims by making staged payments to the arm's length vendor, totaling $155,000 US over 4 years. The initial payment for the current year is $15,000 US. The property vendor will retain a 4.0% Net Smelter Royalty, 2% of which is purchasable at Northern Abitibi's election for $1,500,000 US. Northern Abitibi can also make the 1st-4th year payments at any time after signing in order to earn 100% interest. On each anniversary after the 4th year (or after 100% interest is earned) a minimum of $50,000 advance royalty payment will be made against future production until the NSR comes into effect, at which time the payment will equal the NSR, minus any advanced payments. The acquisition is not subject to a finders fee.

All assay work was performed by Induced Coupled Plasma at ALS-Chemex labs of Vancouver, with gold values determined using standard fire assay methods. The Qualified Person responsible for the surface sampling and field evalulation as well as the preparation of this news release was Dr. Shane Ebert, P.Geo., and President of the Company.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.